DREYFUS 100% U.S. TREASURY MONEY MARKET FUND
STATEMENT OF INVESTMENTS
September 30, 2005 (Unaudited)

U.S. Treasury Bills - 100.2%	Annualized Yeild on Date of Purchase (%)	Principal Amount ($)	Value ($)
10/13/2005	3.03	163,780,000	163,616,604
10/20/2005	2.90	9,850,000	9,834,950
11/10/2005	3.45	90,000,000	89,658,000
11/25/2005	3.37	95,000,000	94,514,511
12/1/2005	3.53	180,000,000	178,934,025
12/22/2005	3.55	76,000,000	75,391,514
Total Investments (cost $611,949,604)		**100.2%**	**611,949,604**
Liabilities, Less Cash and Receivables		**(.2%)**	**(1,346,112)**
Net Assets		**100.0%**	**610,603,492**

Securities valuation policies and other investment related disclosures are hereby incorporated by reference
to the annual and semi-annual reports previously filed with the Securities and Exchange Commission
on Form N-CSR.